SEC FILE NUMBER
                                                                       000-29463
                                                                    CUSIP NUMBER
                                                                     83568A 10 7

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-19061

                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form 10-D    [_] Form N-SAR   [_] Form N-CSR

               For Period Ended: June 30, 2008

     [_] Transition Report on Form 10-K
     [_] Transition Report on Form 20-F
     [_] Transition Report on Form 11-K
     [_] Transition Report on Form 10-Q
     [_] Transition Report on Form N-SAR

         For the Transition Period Ended:

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Sonterra Resources, Inc.
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Full Name of Registrant


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Former Name if Applicable

300 E. Sonterra Blvd., Suite 1220
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Address of Principal Executive Office (Street and Number)

San Antonio, TX 78258
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[_]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[_]   (b)   The subject annual report, semi-annual report, transition report |
            on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

      State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant's Form 10-Q for its fiscal quarter ended June 30, 2008 could not be filed within the prescribed time period without unreasonable effort or expense as a result of the recent transition of the management team and the additional time required for the Registrant's new management to prepare, review and complete of the Registrant's financial statements and Form 10-Q. The Registrant continues to dedicate significant resources to the completion of its financial statements and the Form 10-Q, and anticipates filing the Form 10-Q on or before the end of the extended deadline.

SEC 1344 (05-06)  Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                    PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Donald J. Sebastian              (210)                     545-5994
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        (Name)                     (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [_] Yes [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Sonterra Resources, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   August 15, 2008             By  /s/ Donald J. Sebastian
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                                           Donald J. Sebastian
                                           Chief Financial Officer